# SEC Schedule 13D/A (Amendment No. 25) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TURKCELL ILETISIM HIZMETLERI A.S., CIK 0001071321
CUSIP: 900111204
Title of class of securities: Ordinary Shares, nominal value TRY 1.000 per share
Address of issuer's principal executive offices: Turkcell Kucukyali Plaza, Aydinevler Mahallesi, Ismet Inonu Caddesi, Istanbul, Turkey (W8), 34854
Date of event which requires filing of this statement: 11/10/2026
Filed by CIK 0001657739
Persons authorized to receive notices and communications: Jonathan Muir, Letterone Investment Holdings S.A., 161 Rue du Kiem, L-8030 Strassen, Luxembourg (N4), 00000, 352 2638 771; James R. Howe, Simpson Thacher & Bartlett LLP, CityPoint, One Ropemaker Street, London, United Kingdom (X0), EC2Y 9HU, 44 (0)20 7275 6395

## Reporting persons
- IMTIS Holdings S.a r.l.: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Luxembourg (N4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 435,600,000; sole dispositive power 0; shared dispositive power 435,600,000; aggregate amount beneficially owned 435,600,000 (19.8% of the class)
  Comment: Based on 2,200,000,000 ordinary shares outstanding as of April 6, 2026, as reported in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 17, 2026.
- International Mobile Telecom Investment Stichting Administratiekantoor: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Netherlands (P7); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 435,600,000; sole dispositive power 0; shared dispositive power 435,600,000; aggregate amount beneficially owned 435,600,000 (19.8% of the class)
  Comment: Based on 2,200,000,000 ordinary shares outstanding as of April 6, 2026, as reported in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 17, 2026.
- L1T UB Holdings S.a r.l.: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Luxembourg (N4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 435,600,000; sole dispositive power 0; shared dispositive power 435,600,000; aggregate amount beneficially owned 435,600,000 (19.8% of the class)
  Comment: Based on 2,200,000,000 ordinary shares outstanding as of April 6, 2026, as reported in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 17, 2026.
- LPE MANAGEMENT LIMITED: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: United Arab Emirates (C0); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 435,600,000 (19.8% of the class)
  Comment: Based on 2,200,000,000 ordinary shares outstanding as of April 6, 2026, as reported in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 17, 2026.
- LPE MIDDLE EAST LIMITED: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: United Arab Emirates (C0); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 435,600,000 (19.8% of the class)
  Comment: Based on 2,200,000,000 ordinary shares outstanding as of April 6, 2026, as reported in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 17, 2026.
- L1TS (CYPRUS) LIMITED: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Cyprus (G4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 435,600,000 (19.8% of the class)
  Comment: Based on 2,200,000,000 ordinary shares outstanding as of April 6, 2026, as reported in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 17, 2026.
- Letterone Investment Holdings S.A. (CIK 0001657739): type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Luxembourg (N4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 435,600,000 (19.8% of the class)
  Comment: Based on 2,200,000,000 ordinary shares outstanding as of April 6, 2026, as reported in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 17, 2026.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, nominal value TRY 1.000 per share
Name of issuer: TURKCELL ILETISIM HIZMETLERI A.S.
Address of issuer's principal executive offices: Turkcell Kucukyali Plaza, Aydinevler Mahallesi, Ismet Inonu Caddesi, Istanbul, Turkey (W8), 34854
Comment: This Amendment No. 25 (this "Amendment") to the Statement on Schedule 13D relates to the ordinary shares, nominal value TRY 1.00 per share of Turkcell Iletisim Hizmetleri A.S. ("Turkcell"). The initial statement on Schedule 13D, previously filed jointly by Cukurova Telecom Holdings Limited, Alfa Telecom Turkey Limited, Alfa Finance Holdings S.A., CTF Holdings Limited, and Crown Finance Foundation on December 5, 2005, as amended (the "Statement"), is hereby amended and supplemented with respect to the items set forth in this Amendment. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Statement.

## Item 2. Identity and Background
Name of person filing:
Item 2 is hereby amended and restated in its entirety with the following:

This Amendment is being filed on behalf of each of the following persons (each, a "Reporting Person" and, collectively, the "Reporting Persons"):

(i) IMTIS Holdings S.a r.l. ("IMTIS Holdings");

(ii) International Mobile Telecom Investment Stichting Administratiekantoor ("IMTIS");

(iii) L1T UB Holdings S.a r.l ("L1T UB");

(iv) LPE Management Limited ("LPEM");

(v) LPE Middle East Limited; ("LPEME");

(vi) L1TS (Cyprus) Limited ("L1TS"); and

(vii) Letterone Investment Holdings S.A. ("LIHS").

The Reporting Persons

IMTIS Holdings is a Luxembourg company (a societe a responsabilite limitee), with its principal address at 161 Rue du Kiem, L-8030 Strassen, Grand Duchy of Luxembourg. The principal business of IMTIS Holdings is to function as a holding company. IMTIS Holdings is the beneficial owner of the 435,600,000 shares of Turkcell held by it (the "Shares"), cumulatively representing 19.8% of the issued and outstanding Shares of Turkcell. Current information concerning the identity and background of the directors and officers of IMTIS Holdings and persons controlling IMTIS Holdings is set forth in Annex A attached hereto as Exhibit 99.01, which is incorporated by reference in response to this Item 2.

IMTIS is a foundation (stichting) incorporated under the laws of the Netherlands, with seat in Amsterdam, the Netherlands, and its registered address at 161 Rue du Kiem, L-8030 Strassen, Grand Duchy of Luxembourg. The principal business of IMTIS is to acquire, hold, control and administer shares in IMTIS Holdings (and certain other companies from time to time), and other assets from time to time against the issuance of depositary receipts, in each case for the economic benefit of the depositary receipt holder(s). IMTIS is the sole shareholder of IMTIS Holdings. Due to its nature as a Dutch foundation (stichting), IMTIS is a legal entity (rechtspersoon) that does not have any members or shareholders. Depositary receipts issued by the foundation do not evidence ownership of the foundation, but rather reflect contractual rights of a holder of such depositary receipts in respect of certain shares or other assets. Current information concerning the identity and background of the directors and officers of IMTIS is set forth in Annex A attached hereto as Exhibit 99.01, which is incorporated by reference in response to this Item 2.

L1T UB is a Luxembourg company (a societe a responsabilite limitee), with its principal address at 161 Rue du Kiem, L-8030 Strassen, Grand Duchy of Luxembourg. The principal business of L1T UB is to function as a holding company. L1T UB is the holder of all depositary receipts issued by IMTIS and, as such, it is entitled to the economic benefits of the underlying assets represented by the depositary receipts. Current information concerning the identity and background of the directors and officers of L1T UB and persons controlling L1T UB is set forth in Annex A attached hereto as Exhibit 99.01, which is incorporated by reference in response to this Item 2.

LPEM is a United Arab Emirates company, with its principal address at Level 5, Tower 2, DIFC Square, DIFC, Dubai, United Arab Emirates. The principal business of LPEM is to function as a holding company. LPEM is the sole shareholder of L1T UB. Current information concerning the identity and background of the directors and officers of LPEM and persons controlling LPEM is set forth in Annex A attached hereto as Exhibit 99.01, which is incorporated by reference in response to this Item 2.

LPEME is a United Arab Emirates company, with its principal address at 15, Level 25, Al Sila Tower, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates. The principal business of LPEME is to function as a holding company. LPEME is the sole shareholder of LPEM. Current information concerning the identity and background of the directors and officers of LPEME and persons controlling LPEME is set forth in Annex A attached hereto as Exhibit 99.01, which is incorporated by reference in response to this Item 2.

L1TS is a Cyprus company, with its principal address at 1 Salaminos Avenue, 1045, Nicosia, Cyprus. The principal business of L1TS is to function as a holding company. L1TS is the sole shareholder of LPEME. Current information concerning the identity and background of the directors and officers of L1TS and persons controlling L1TS is set forth in Annex A attached hereto as Exhibit 99.01, which is incorporated by reference in response to this Item 2.

LIHS is a Luxembourg company (a societe anonyme), with its principal address at 161 Rue du Kiem, L-8030 Strassen, Grand Duchy of Luxembourg. The principal business of LIHS is to function as a holding company. LIHS is the sole shareholder of L1TS. Current information concerning the identity and background of the directors and officers of LIHS and persons controlling LIHS is set forth in Annex A attached hereto as Exhibit 99.01, which is incorporated by reference in response to this Item 2.

During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, no other person identified in response to this Item 2, including those persons identified in Annex A, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Residence or business address: See Item 2(a) above.
Present principal occupation or employment: See Item 2(a) above.
Criminal convictions in the last five years: See Item 2(a) above.
Civil proceedings (securities laws) in the last five years: See Item 2(a) above.
Citizenship: See Item 2(a) above.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended to add the following at the end thereof:

LIHS and its affiliates have engaged in an internal reorganization. As part of that reorganization, on November 10, 2026, 100% of the shares issued by L1T UB were transferred from Letterone Technology HeadCo S.a r.l., an indirect wholly owned subsidiary of LIHS, to LPEM, an indirect wholly owned subsidiary of LIHS. As part of the internal reorganization, no external funds were used.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended to add the following at the end thereof:

As stated in Item 3, LIHS and its affiliates have engaged in an internal reorganization that resulted in the transfer of 100% of the shares issued by L1T UB from L1 Technology HeadCo S.a r.l., an indirect wholly owned subsidiary of LIHS, to LPEM, an indirect wholly owned subsidiary of LIHS.

Except as described in this Item 4, none of the Reporting Persons has formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D and the information set forth in Item 4 are hereby incorporated by reference in this Item 5.

In its capacity as sole shareholder of IMTIS Holdings, IMTIS may be deemed to be the beneficial owner of the 435,600,000 Shares held by IMTIS Holdings, cumulatively representing 19.8% of the issued and outstanding Shares. IMTIS Holdings is the owner of the 435,600,000 Shares.

The Reporting Persons may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Exchange Act. Each such Reporting Person disclaims beneficial ownership of the securities reported herein, and neither the filing of this Amendment nor any of its content shall be construed as an admission of such beneficial ownership or that such Reporting Persons constitute a group.
Number of shares as to which each person has sole or shared power to vote or dispose: In its capacity as sole shareholder of IMTIS Holdings, IMTIS may be deemed to have the shared power to vote or direct the vote, and shared power to dispose or direct the disposition of, the 435,600,000 Shares held by IMTIS Holdings, cumulatively representing 19.8% of the issued and outstanding Shares. By virtue of its direct ownership of the 435,600,000 Shares, IMTIS Holdings has the shared power to vote or direct the vote, and shared power to dispose or direct the disposition of, such Shares.
Transactions in the class effected during the past sixty days: To the best of the Reporting Persons' knowledge, there have been no transactions effected with respect to any Shares during the past 60 days by any of the persons named in response to Item 2.
Other persons with the right to receive dividends or sale proceeds: As the holder of all depositary receipts issued by IMTIS, L1T UB is entitled to the economic benefits (i.e., dividend payments, other distributions and sale proceeds, in each case net of costs and taxes) deriving to IMTIS from the 435,600,000 Shares held by IMTIS Holdings. To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by them.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of November 10, 2026, each of L1T HeadCo and LCIS ceased to beneficially own more than five percent of Turkcell's outstanding Shares.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The information in Item 7 of the Statement is hereby amended and supplemented as follows:

Exhibit No. Description
Exhibit 99.01 Annex A

Exhibit 99.31 Joint Filing Agreement between IMTIS Holdings S.a r.l., International Mobile Telecom Investment Stichting Administratiekantoor, L1T UB Holdings S.a r.l., LPE Management Limited, LPE Middle East Limited, L1TS (Cyprus) Limited and Letterone Investment Holdings S.A., dated November 12, 2026.

## Signatures
- IMTIS Holdings S.a r.l.: /s/ Barry O'Dwyer, Barry O'Dwyer, Manager (11/12/2026)
- International Mobile Telecom Investment Stichting Administratiekantoor: /s/ Marius Coretchi & Barry O'Dwyer, Marius Coretchi & Barry O'Dwyer, Directors (11/12/2026)
- L1T UB Holdings S.a r.l.: /s/ Sally Pryce, Sally Pryce, Manager (11/12/2026)
- LPE MANAGEMENT LIMITED: /s/ Alexander Hillback, Alexander Hillback, Director (11/12/2026)
- LPE MIDDLE EAST LIMITED: /s/ Alexander Hillback, Alexander Hillback, Director (11/12/2026)
- L1TS (CYPRUS) LIMITED: /s/ Neil Toyer, Neil Toyer, Director (11/12/2026)
- Letterone Investment Holdings S.A.: /s/ Barry O'Dwyer, Barry O'Dwyer, Authorised Signatory (11/12/2026)